Exhibit 99.2

                           ZARLINK SEMICONDUCTOR INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

1.    Name and address of Company

Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario
K2K 3H4

2.    Date of Material Change

December 18th, 2007

3.    News Release

A  press  release   reporting   the  material   change  was  issued  by  Zarlink
Semiconductor Inc. ("Zarlink") in Ottawa on December 21st, 2007, a copy of which is attached.

4.    Summary of Material Changes

On December 21st, 2007, Zarlink announced that on December 18th, 2007 it was notified by NYSE Regulation, Inc. that the Company was not in compliance with one of the New York Stock Exchange ("NYSE") continued listing requirements, due to the fact that the average closing price of Zarlink's common shares was less than US$1.00 over a consecutive 30-day trading period.

Zarlink must notify NYSE Regulation by January 2, 2008 of its intention to cure this deficiency. If at the end of a six-month cure period, both a US$1.00 share price and a US$1.00 average share price over the preceding 30 trading days are not attained, the NYSE will commence suspension and delisting procedures. The Company is reviewing its options with a view to remedying the listing deficiency.

Beginning December 24th, 2007, the NYSE will make available on its consolidated tape an indicator (."BC") to reflect that Zarlink is below the NYSE's quantitative continued listing standards.

5.    Full Description of Material Changes

See press release attached hereto.

6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.    Omitted Information

None.

8.    Executive Officer

For further information, please contact Don McIntyre, Senior Vice-President Human Resources, General Counsel and Corporate Secretary (613) 592-0200.

9.    Date of report

December 24th, 2007